Exhibit 99.1

June 27, 2022	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To:	All Canadian Securities Regulatory Authorities
NASDAQ Exchange

Subject: THE VALENS COMPANY INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	July 05, 2022
Record Date for Voting (if applicable) :	July 05, 2022
Beneficial Ownership Determination Date :	July 05, 2022
Meeting Date :	August 02, 2022
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON CLASS	91914P603	CA91914P6030

Sincerely,

Computershare

Agent for THE VALENS COMPANY INC.